SE 09040601 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

447 Broadway
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod Covlin (212) 897-5298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, West & Co., PLC
(Name – *if individual, state last, first, middle name*)

332 Minnesota Street, Suite E-1100 (Address) Saint Paul (City) MN (State) 55101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rod Covlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The financial statements and operational reports have been or will be made available to all members of the Organization.

Sworn to before me this 13th day of March 2009

RODERICK COVLIN Signature

CFO

Title

TIFFANY BEVERLY
Notary Public, State of New York
No. 01BE6159838
Qualified in Queens County
Commission Expires Jan. 29, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

JOHNSON, WEST & CO., PLC
Certified Public Accountants

SUITE E-1100
332 MINNESOTA STREET
SAINT PAUL, MINNESOTA 55101
–
(651) 227-9431
FAX (651) 223-5158

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF THE AICPA ALLIANCE FOR CPA FIRMS

April 30, 2008
(Except for Note
F as to which the
date is March 6, 2009)

INDEPENDENT AUDITORS' REPORT

The Members
Pragma Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Pragma Securities, LLC (a development stage company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The Company amended its unaudited FOCUS Filing for the period ended December 31, 2007 on February 27, 2009 for the following items: (i) the Company overstated the non-allowable asset related to the amount Due from Brokers by $69,543, (ii) the Company did not include a haircut on money market funds in the amount of $8,354 in accordance with SEC rule 15C3-1 and (iii) the owners'equity was overstated by $2,628. Therefore, Excess Net Capital was understated by $58,561. Note F – Regulatory Requirements has been changed to reflect the aforementioned items. The changes listed above had no impact on the statements of financial condition or on the ability of the Company meeting its' Net Capital Requirement.

Johnson, West & Co., PLC

Johnson, West & Co., PLC

PRAGMA SECURITIES, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	417,688
Receivable from broker-dealer		455,585
Deposits		2,500
Prepaid expenses		5,078
TOTAL CURRENT ASSETS	$	880,851
PROPERTY AND EQUIPMENT		
Computer equipment	$	96,189
Less accumulated depreciation		28,927
Net property and equipment	$	67,262
	$	948,113

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	9,642
Payable to lessor		441,548
Payable to licensee		2,175
TOTAL CURRENT LIABILITIES	$	453,365
MEMBERS' CAPITAL		
Contributions - accumulated since inception	$	1,271,075
Distributions - accumulated since inception		(5,075)
Deficit accumulated during the development stage		(771,252)
TOTAL MEMBERS' CAPITAL	$	494,748
	$	948,113

See accompanying notes to statement of financial condition.

NOTE A - NATURE OF BUSINESS

Pragma Securities, LLC ("the Company") was organized in February 2005 under the laws of the State of New York. The Company is a limited securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

As of December 31, 2007, the Company was in the development stage. The Company licenses a software product, with a trademark name of "TradeEngine," under a licensing agreement (see Note C) with Pragma Financial System LLC. Utilizing the aforementioned software product the Company is developing a trade execution system that cross trades within the system.

Under the master re-licensing agreement the Company may allow institutional funds and other broker-dealers to use the TradeEngine software on a per share commission split arrangement. The agreement then requires the Company to pay the lessor a licensing fee on a per share basis.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are summarized below to assist the reader in reviewing the financial statements and other data contained in this report.

Cash

Cash includes demand and time deposits with original maturity of three months or less. During the year ended December 31, 2007, the Company had cash in excess of insured limits, however, the Company believes it is not exposed to any significant risk on the funds.

Accounts Receivable

The Company had a receivable from one customer as of December 31, 2007 (See Note E). The account receivable is the gross billing for commissions related to re-licensing of the TradeEngine. The Company considered the receivable to be fully collectible, accordingly, no allowance for doubtful accounts was made. When a receivable is considered uncollectible, there will be a charge to operations.

Property and Equipment

The Company capitalizes acquisitions of such items at cost. Depreciation is provided for using the straight-line method over the estimated economic useful lives of the assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software Development Costs

Cost for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with *SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Because the Company believes its current process for developing software is essentially complete concurrently with the establishment of technology feasibility, no costs have been capitalized to date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results may differ from those estimates.

NOTE C – SOFTWARE LICENSE AGREEMENT

The Company entered into a licensing agreement on May 1, 2006 with a company which is owned by several members of the Company. The license allows the Company to use a software product as a component in new service. The Company intends to offer to institutional investors and securities broker dealers. The Company shall pay a license fee per share using the software, with a minimum of $ 5,000 per month. The lessor subsequently waived the monthly minimum fee until further notice. The Company may terminate this agreement without cause, with no less than thirty days prior written notice. The lessor may terminate the agreement, with no less than thirty days prior notice to the Company if the licensing fees are less than a certain volume.

The Company entered into master re-licensing agreement on December 31, 2006 with the same company which is owned by several members of the Company. The license allows the Company to license the lessor's product to customers of the Company. Effective January 1, 2007 the Company remited the re-licensing fee to the lessor less a processing fee of 2%.

NOTE D – LEASE AGREEMENTS

The Company leased office space under a lease that expired on August 31, 2006 and then leased the space on a month-to-month basis.

Effective January 1, 2007, the Company leases office space on a month-to-month basis from a Company in which several of the members' have an ownership interest.

NOTE E - RELATED PARTY TRANSACTION

Commissions

The Company received 92% of its commissions from a broker-dealer that is owned by one of the members of the Company. The Company had a receivable as of December 31, 2007 from the broker-dealer in the amount of $ 379,560.

Licensing fee

The Company made licensing fee payments to a company owned by several members of the Company. The Company had a payable to the lessor as of December 31, 2007 in the amount of $ 441,548.

Brokerage service fee

A Company that is owned by one of the members provided brokerage services during the year ended December 31, 2007. The Company had no balance due to the firm providing the service as of December 31, 2007.

Lease Agreements

As stated in Note E, the Company leases space from a related party on a month-to-month basis

NOTE F - REGULATORY REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants and further requires that the ratio of aggregate indebtedness to regulatory capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the basic method permitted by the rule, which requires that the broker - dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2007, the Company had net capital of $ 402,442, which exceeded requirements by $372,217. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

PRAGMA SECURITIES, LLC
(A Development Stage Company)

AUDITED STATEMENT OF FINANCIAL CONDITION
(FILED as PUBLIC INFORMATION
PURSUANT to RULE 17a-5 UNDER THE
SECURITIES and EXCHANGE ACT of 1934)

December 31, 2007

JOHNSON, WEST & CO., PLC
Certified Public Accountants

PRAGMA SECURITIES, LLC

Independent Auditor's Report on Internal Control Related Matters Identified in an Audit

December 31, 2007

JOHNSON, WEST & CO., PLC
Certified Public Accountants

JW JOHNSON, WEST & CO., PLC
Certified Public Accountants

SUITE E-1100
332 MINNESOTA STREET
SAINT PAUL, MINNESOTA 55101
--
(651) 227-9431
FAX (651) 223-5158

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF THE AICPA ALLIANCE FOR CPA FIRMS

March 6, 2009

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL RELATED MATTERS IDENTIFIED IN AN AUDIT

To the Members of
Pragma Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Pragma Securities, LLC (the "Company") as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. There were no material weaknesses noted.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. As stated in our Independent Auditor's Report on Internal Control Related Matters Indentified in An Audit, dated April 30, 2008, we did not identity any deficiencies in internal control and control activities that we consider to be a material weakness, as defined above. However, on February 27, 2009, the Company filed an amended unaudited FOCUS report for the period ended December 31, 2007 and on March 5, 2009, the Company filed an amended Focus reports for the periods ended March 31, 2007, June 30, 2007,

and September 30, 2007. Based on these amended filings of the FOCUS reports we identified the following deficiencies in internal control that we consider to be a material weakness as defined above.

- The Company's unaudited Supplemental Schedule I – Computation of Net Capital under Rule 15c3-1 of the SEC as required by Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2007 presented an Member' equity that was overstated by $2,628 when compared to the audited statement of financial condition.
- The Members' Equity reported by the Company in its unaudited Focus filing for the periods ending March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007 did not agree with the Company's accounting records.
- The Company overstated the non-allowable assets related to the amount Due from Brokers in its unaudited FOCUS filings for the periods March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007.
- The appropriate haircut on money market funds was not applied to the computation of net capital in all of the aforementioned unaudited FOCUS filings in accordance with SEC rule 15c3-1.

In the opinion of management, these misstatements were due to the Company's incorrect interpretation of the amount that was non-allowable for the amounts due from brokers and not having a full-time accountant with broker-dealer industry experience to oversee the financial reporting process and completion of the FOCUS report. The Company has been in an ongoing search for such candidates including a Chief Financial Officer.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Pragma Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than the specified parties.

Johnson, West & Co., PLC

Johnson, West & Co., PLC